Exhibit 4.1

BROOKFIELD REAL ESTATE INCOME TRUST INC.
BROOKFIELD REIT OPERATING PARTNERSHIP L.P.
Brookfield Share/OP Unit Repurchase Arrangement
Effective as of January 1, 2022
Definitions
Advisory Agreement – shall mean that certain amended and restated advisory agreement, dated March 21, 2022, by and among the Company, the Operating Partnership and Brookfield REIT Adviser LLC, as may be further amended and/or restated from time to time.
Affiliate – shall mean, with respect to any Entity, any Entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Entity.
Company – shall mean Brookfield Real Estate Income Trust Inc. (formerly Oaktree Real Estate Income Trust, Inc.), a Maryland corporation.
Effective Date – shall mean January 1, 2022.
Eligible Shares – shall mean shares of common stock of the Company held by Investor, excluding any shares of common stock of the Company that Investor receives as payment for management or performance fees (in each case, in lieu of cash) pursuant to the terms of the Advisory Agreement.
Eligible Units – shall mean OP Units held by Investor, excluding any OP Units that Investor receives as payment for management or performance fees (in each case, in lieu of cash) pursuant to the terms of the Advisory Agreement.
Entity – shall mean a corporation, partnership, limited liability company or other entity.
Investor – shall mean, collectively, Brookfield Asset Management Inc. and any of its Affiliates who hold shares of common stock of the Company or OP Units, excluding any Affiliates that are feeder vehicles primarily created to hold Class I and Class C shares of common stock of the Company that offers interests in such feeder vehicles to non-U.S. persons.
NAV – shall mean the net asset value of the Company or the Operating Partnership, determined in accordance with the Company’s valuation policies and procedures.
Operating Partnership – shall mean Brookfield REIT Operating Partnership L.P. (formerly Oaktree Real Estate Income Trust Holdings, L.P.), a Delaware limited partnership.
OP Unit – shall mean a common limited partnership interest in the Operating Partnership.
Share Repurchase Plan – shall mean the Share Repurchase Plan of the Company, effective as of November 2, 2021, as amended or supplemented.
Stockholders – shall mean the holders of shares of common stock of the Company.
Transaction Price – shall mean the then-current NAV per share / OP Unit of the Company or Operating Partnership, as applicable, as determined monthly.
Repurchase and/or Redemption Arrangement

Timing and Amount of Repurchases and/or Redemptions
Upon the earlier of (x) the date on which the Company’s NAV reaches $1.5 billion and (y) third anniversary of the Effective Date, and subject to the limitations set forth below, each month the Investor may request the Company to repurchase and/or the Operating Partnership to redeem, and the Company and/or the Operating Partnership shall be required to repurchase or redeem, as applicable, from the Investor upon such request, a number of Eligible Shares and/or Eligible Units in an amount equal to the sum of (1) any remaining availability of repurchases under the Share

Repurchase Plan after fulfilling any third party Stockholders repurchases pursuant thereto and (2) 25% of net inflows, calculated as follows: (a) total gross monthly proceeds from the Company’s continuous public offering of its common stock pursuant to its effective Registration Statement on Form S-11 (including any replacement registration statement subsequently filed) and any private offering(s) from time to time of the Company’s common stock, minus (b) the aggregate net asset value of monthly repurchases pursuant to the Share Repurchase Plan, in each case, for the applicable month in which the Investor makes a request (any such repurchase or redemption, a “Brookfield Repurchase”).
Price of Repurchase Offers
The price per Eligible Share or Eligible Unit for each Brookfield Repurchase will be equal to the Transaction Price in effect at the time of such Brookfield Repurchase.
Limitations
For so long as an Affiliate of the Investor acts as investment adviser to the Company pursuant to the Advisory Agreement, the Company and/or the Operating Partnership, as applicable, shall not fulfill a repurchase or redemption request, as applicable, where after giving effect to such redemption or repurchase request, Investor’s remaining Eligible Shares and Eligible Units would be valued at less than $50 million based on the Company’s and the Operating Partnership’s most recently determined NAV per share/OP Unit. In addition, the Company and/or the Operating Partnership, as applicable, shall not fulfill a repurchase or redemption request, as applicable, during any month in which the full amount of all shares requested to be repurchased under the Share Repurchase Plan is not repurchased.
Further, should repurchase or redemption requests, in the Company’s judgment, place an undue burden on the Company’s liquidity, adversely affect the Company’s operations or risk having an adverse impact on the Company as a whole, the Company may elect not to redeem or repurchase from the Investor, or may offer to purchase or redeem less than the amount requested by Investor. Material modifications to and suspensions of this repurchase arrangement will be promptly disclosed to Stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act of 1933, as amended) or special or periodic report filed by the Company. In addition, the Company may in its sole discretion determine to suspend purchases or redemptions under this repurchase arrangement if it is prohibited from purchasing Eligible Shares and/or Eligible Units, as applicable, by a legal, contractual or regulatory restriction applicable to it or its Affiliates.
For so long as an Affiliate of the Investor acts as investment adviser to the Company pursuant to the Advisory Agreement, the Investor will not request that Eligible Shares be repurchased under the Share Repurchase Plan.